SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Amendment 1

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 1, 2003

Date of Earliest Event Reported:May 27, 2003

WordLogic Corporation
(Exact Name of Registrant as Specified in its Charter)

Nevada   **88-0422023**
(State of Organization)   (I.R.S. Employer Identification No.)

Commission File Number   **000-32865**

650 West Georgia Street, Suite 2400
Vancouver, British Columbia
Canada V6B 4N7
(Address of Principal Executive Offices)

Registrants Telephone Number (including area code): **(604) 257-3660**

TheAmericanWest.com, Inc.
12691 Apple Valley Road
Apple Valley, California 92308
(Former Name and Address of Registrant)

Item 1. Changes in Control of Registrant

On March 11, 2003 WordLogic Corporation (formerly The American West.com, Inc.) (the "Company") entered into an Agreement and Plan of Merger (the "Agreement") with WordLogic Corporation (a Delaware Corporation) ("WLDE") to acquire all of the issued and outstanding common stock of WLDE, subject only to the completion of mutual due diligence examinations and the completion of the acquisition of WordLogic Corporation (a Delaware Corporation) ("WLDE") by WordLogic Corporation (formerly The American West.com, Inc.)

The closing of the Agreement occurred on May 27, 2003. In connection with the Agreement, the Company will issue an aggregate of 19,016,658 shares of its common stock, par value $0.001 per share, to the shareholders of WLDE in exchange for the 19,016,658 shares of WLDE common stock owned by WLDE's shareholders. The current directors (subject to the requirements of Rule 14f-1 of the Exchange Act of 1934) and officers shall resign their positions as directors and officers of the Company. As a result, the Company will have experienced a change in control.

In anticipation of Closing of the Agreement, the Company has changed its name to "WordLogic Corporation (formerly The American West.com, Inc.)" and changed the OTCBB symbol under which our common stock trades on the Over-The-Counter Bulleting Board. Our common stock trades on the Over-The-Counter Bulletin Board under the OTCBB symbol "WLGC".

In connection with reorganization, at or prior to Closing (i) certain shareholders of the Company have agreed to have canceled an aggregate 57,000,000 shares of common stock, representing approximately 95.14% of our 59,907,006 shares of common stock currently outstanding, leaving 2,907,006 shares of common stock outstanding, and (ii) the Company will issue 19,016,658 newly issued, restricted shares of common stock in exchange for all of the issued and outstanding shares of WLDE.

Following the Closing of the transaction WLDE's Shareholders will own approximately 86.7% of the issued and outstanding shares of the Company.

Following the share exchange, WordLogic Corporation (formerly The American West.com, Inc.) will have 21,923,664 common shares issued and outstanding. The following shareholders of WLDE will beneficially own five percent or more of WordLogic Corporation (formerly The American West.com, Inc.)

Name	Class of Shares	Number of Shares Held	% of Total Outstanding
Frank R. Evanshen, CEO 3710 Southridge Place West Vancouver, BC	Common Stock	6,755,383	30.1
MCC Meridian Capital Corp. (an entity controlled by Frank R. Evanshen) 2400 West Georgia Street, #650 Vancouver, BC V6B 4N7		783,671	3.6
Harold Gunn 1116 Ironwork Passage Vancouver, BC	Common Stock	6,054,836	27.6
T. Allen Rose, CFO 801-10 Laguna Ct. New Westminister, BC	Common Stock	38,000	Less than 0.1%

Number of shares beneficially owned by officers and directors as a group: 7,577,054 representing 34.6% of the issued and outstanding common shares.

Mr. John A. Schaffer has resigned as the President and will resign as a director of the Company (subject to the requirements of Rule 14f-1 of the Exchange Act of 1934). Executive officers and directors of WLDE have been appointed to fill vacancies created by the resignations. Frank R. Evanshen had been appointed as our Chief Executive Officer, President, and Director of the Company and T. Allen Rose has been appointed as the Chief Financial Officer, Secretary and will be appointed a director of the Company.

The Company knows of no other arrangement or events, the happening of which will result in a change in control.

Item 2.   Acquisition or Disposition of Assets.

Acquisition of WordLogic Corporation (a Delaware Corporation)
On March 11, 2003, WordLogic Corporation (formerly The American West.com, Inc.) (the "Company") entered into an Acquisition Agreement (the "Agreement") with WordLogic Corporation (a Delaware Corporation) ("WLDE") to acquire all of the issued and outstanding common stock of WLDE, discussed previously in item 1 of this current report.

WordLogic Corporation (formerly The American West.com, Inc.) will deliver to the WLDE Shareholders stock certificates in accordance with Agreement totaling 19,016,658 shares of WordLogic Corporation (formerly The American West.com, Inc.) Common Stock, in exchange for 100% of WLDE's issued and outstanding common stock.

WordLogic Corporation (a Delaware Corporation) and its management had no prior relationship with the registrant, any affiliates of the registrant, any director or officer of the registrant, or any associate of any such director or officer. WordLogic Corporation (formerly The American West.com, Inc.) sought potential opportunities to expand operations and initiated contact with WordLogic Corporation (a Delaware Corporation)

The Board considered, including but not limited to the following factors when determining the amount of consideration for this purchase: the historic losses of the company, lack of current net profits, historic difficulties in expanding the current business plan, limited liquidity of the company's Common Stock and the current lack of available capital resources when making its valuation of the compensation related to the Agreement. The Board further considered the current level development of WordLogic Corporation (a Delaware Corporation)'s existing operations, their potential to expand operations, the experience of it's manage team, and believes this agreement will be beneficial to the shareholders.

Item 7.   Financial Statements and Exhibits

Financial Statements

WordLogic Corporation includes herewith audited financial statements for the period ended September 30, 2002, as follows:

Independent Auditor's Report

Consolidated Balance Sheet at September 30, 2002

Consolidated Statements of Operations for the years ended September 30, 2002 and 2001

Consolidated Statement of Changes in Shareholders' Deficit for the years ended September 30, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended September 30, 2002 and 2001

Notes to Consolidated Financial Statements

Financial Statements

Independent Auditors' Report

The Board of Directors and Shareholders
WordLogic Corporation:

We have audited the accompanying consolidated balance sheet of WordLogic Corporation and its subsidiary as of September 30, 2002, and the related consolidated statements of operations, changes in shareholders' deficit, and cash flows for the years ended September 30, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WordLogic Corporation and its subsidiary as of September 30, 2002, and the results of their operations and their cash flows for the years ended September 30, 2002 and 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered significant operating losses since inception and has a working capital deficit at September 30, 2002, which raises a substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cordovano and Harvey, P.C.
Denver, Colorado
July 7, 2003

Financial Statements

Consolidated Balance Sheet

September 30, 2002

Assets

Current assets:		
Cash	$	1,879
Receivables		2,961
Total current assets		4,840
Receivables due from related parties (Note 2)		9,200
Property and equipment, net of accumulated depreciation of $41,165 (Note 3)		25,530
Equipment under capital lease, net of accumulated depreciation of $9,105 (Note 4)		11,382
	$	50,952

Liabilities and Shareholders' Deficit

Current liabilities:		
Bank overdraft	$	6,603
Current maturities on capital lease obligation (Note 5)		6,835
Accounts payable and accrued liabilities		300,838
Indebtedness to related party (Note 2)		44,237
Notes payable to related parties (Note 2)		243,547
Accrued interest payable to related parties (Note 2)		42,233
Total current liabilities		644,293
Long-term debt:		
Capital lease obligation, less current maturities (Note 5)		7,003
Total liabilities		651,296
Shareholders' deficit (Note 6):		
Preferred stock, $.001 par value, 10,000,000 shares authorized,		
- 0 - shares issued and outstanding		-
Common stock, $.001 par value, 2,500,000,000 shares authorized,		
18,801,818 shares issued and outstanding		18,802
Additional paid-in capital		1,289,947
Retained deficit		(1,912,899)
Cumulative translation adjustment		3,806
Total shareholders' deficit		(600,344)
	$	50,952

See accompanying notes to consolidated financial statements.

Financial Statements

Consolidated Statements of Operations

	For the Years Ended September 30,	
	2002	2001
Royalty revenue	$ 15,420	$ -
Operating expenses:		
Selling, general and administrative	291,216	425,675
Research and development	82,371	426,836
Total operating expenses	373,587	852,111
Loss from operations	(358,167)	(852,511)
Non-operating income:		
Interest income	312	153
Investment tax credit	-	35,858
Interest expense:		
Related parties (Note 2)	(42,233)	-
Other	(2,586)	(450)
Loss before income taxes	(402,674)	(816,950)
Income tax provision (Note 7)	-	-
Net loss	$ (402,674)	$ (816,950)
Basic and diluted loss per share	$ (0.02)	$ (0.05)
Weighted average common shares outstanding	18,020,871	17,631,605

See accompanying notes to consolidated financial statements.

Financial Statements

Consolidated Statement of Changes in Shareholders' Deficit

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Deficit	Cumulative Translation Adjustment Other Comprehensive Income/(Loss)	Total
	Shares	Par Value	Shares	Par Value				
Balance, October 1, 2000	-	$ -	17,631,605	$ 17,632	$ 663,013	$ (693,275)	$ -	$ (12,630)
Comprehensive loss:								
Net loss	-	-	-	-	-	(816,950)	-	(816,950)
Cumulative translation adjustment	-	-	-	-	-	-	26,455	26,455
Comprehensive loss	-	-	-	-	-	-	-	(790,495)
Balance, September 30, 2001	-	-	17,631,605	17,632	663,013	(1,510,225)	26,455	(803,125)
Common stock issued in exchange for debt (Notes 2 and 6)	-	-	1,000,000	1,000	492,760	-	-	493,760
Common stock issued in exchange for services (Note 6)	-	-	70,213	70	39,684	-	-	39,754
Sale of common stock (note 6)	-	-	100,000	100	94,490	-	-	94,590
Comprehensive loss:								
Net loss	-	-	-	-	-	(402,674)	-	(402,674)
Cumulative translation adjustment	-	-	-	-	-	-	(22,649)	(22,649)
Comprehensive loss	-	-	-	-	-	-	-	(425,323)
Balance September 30, 2002	-	$ -	18,801,818	$ 18,802	$1,289,947	$(1,912,899)	$ 3,806	$ (600,344)

See accompanying notes to consolidated financial statements.

Financial Statements

Consolidated Statements of Cash Flows

	For the Years Ended September 30,	
	2002	2001
Cash flows from operating activities:		
Net loss	$ (402,674)	$ (816,950)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	16,549	19,708
Changes in current assets and liabilities:		
Receivables	42,206	(5,200)
Other assets	14,440	6,364
Accounts payable and accrued liabilities	23,478	270,678
Accrued interest payable	42,233	-
Net cash used in operating activities	(263,768)	(525,400)
Cash flows from investing activities:		
Advances paid to related parties (Note 2)	(10,410)	-
Collections of related parties advances (Note 2)	1,210	-
Purchases of equipment	(1,200)	(3,306)
Net cash used in investing activities	(10,400)	(3,306)
Cash flows from financing activities:		
Proceeds from related party advances (Note 2)	69,919	-
Repayment of related party advances (Note 2)	(25,682)	-
Proceeds from promissory notes issued to related parties (Note 2)	179,228	481,848
Repayment of related party promissory notes (Note 2)	(5,360)	-
Payments on capital lease obligation	(6,172)	(7,810)
Bank overdraft, net	(8,692)	15,295
Proceeds from issuance of common stock	94,590	-
Net cash provided by financing activities	297,831	489,333
Effect of exchange rate on cash	(22,649)	26,455
Net change in cash	1,014	(12,918)
Cash, beginning of period	865	13,783
Cash, end of period	$ 1,879	$ 865
Supplemental disclosure of cash flow information		
Income taxes	$ -	$ -
Interest	$ 250	$ 450
Non-cash financing activities:		
Common stock issued in exchange for payment of accounts payable (Note 6)	$ 39,754	$ -
Common stock issued in exchange for payment of promissory notes issued to related party (Notes 2 and 6)	$ 493,760	$ -
Equipment acquired under capital lease (Note 5)	$ -	$ 21,350

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

WordLogic Corporation (the "Company") was incorporated under the laws of British Columbia, Canada on November 17, 1998. On June 1, 2000, the Company filed a certificate of domestication in the State of Delaware and changed its name from WordLogic Systems, Inc. to WordLogic Corporation. The Company's primary business is the development and commercialization of data entry software for handheld computing devices.

Inherent in the Company's business are various risks and uncertainties, including its limited sources of operating capital and historical operating losses. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to satisfy cash requirements through cash infusions from officers and affiliates in exchange for debt and/or common stock.

The Company's future success will be dependent upon its ability to create and provide effective and competitive software products that meet customers changing requirements; including the effective use of leading technologies to continue to enhance its current products and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

Basis of Consolidation

The consolidated financial statements include the accounts of WordLogic Corporation and its wholly owned subsidiary 602531 British Columbia Ltd., an entity incorporated under the laws of the Province of British Columbia, Canada. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at September 30, 2002.

Receivables

The Company considers its receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Functional Currency

The Company's functional currency is the Canadian dollar; however, the accompanying consolidated financial statements and footnotes refer to United States ("U.S.") dollars unless Canadian dollars are specifically designated with "CDN".

Notes to Consolidated Financial Statements

Property, Equipment and Depreciation

Property and equipment are stated at cost and are depreciated over their estimated useful lives as follows:

Asset	Method	Rate
Computer equipment	Straight-line	33.3%
Computer software	Straight-line	100.0%
Furniture and fixtures	Declining balance	20.0%
Other equipment	Declining balance	20.0%

Depreciation is recorded at one-half of the normal rate in the year of acquisition.

Upon retirement or disposition of equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount.   If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Revenue Recognition

The Company's revenue is earned through one royalty-based contract to utilize the Company's hand-held data entry software. The contract runs for a period of twelve months and automatically renews for successive twelve month periods unless either party notifies the other party of its election not to renew at least 60 days prior to the end of the term.

Revenue is recognized after it has been earned, collection is probable, and the value has been determined under the terms of the royalty contract.

Research and Development

Expenditures relating to the development of new products and processes, including significant improvements to existing products, are expensed as incurred.

Notes to Consolidated Financial Statements

Financial Instruments

The Company's financial instruments consist of cash, receivables, payables, accruals and loans. At September 30, 2002, the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Stock-based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recorded under the intrinsic value method and is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123. SFAS 123 requires the fair value based method of accounting for stock issued to non-employees in exchange for services.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. Pro forma disclosures have been included in Note 5.

(2) Related Party Transactions

During the year ended September 30, 2002, the Company advanced two affiliates a total of $10,410 for working capital. The affiliates repaid $1,210 prior to September 30, 2002. The remaining balance of $9,200 is included in the accompanying consolidated financial statements as "receivables due from related parties".

During the year ended September 30, 2002, an affiliate advanced the Company $69,919 for working capital. The Company repaid $25,682 prior to September 30, 2002. The remaining balance of $44,237 is included in the accompanying consolidated financial statements as "indebtedness to related party".

The Company rents office space from an affiliate on a month-to-month basis. Monthly lease payments vary based on the amount of office space utilized by the Company. Office rent incurred by the Company totaled $92,742 and $100,580 during the years ended September 30, 2002 and 2001, respectively.

During the years ended September 30, 2002 and 2001, shareholders advanced the Company $200,449 and $481,848, respectively, in exchange for promissory notes. The Company repaid the shareholders $499,120 (including 1,000,000 shares of the Company's common stock valued at $493,760) and $-0-, during the years ended September 30, 2002 and 2001, respectively. Principal owed on the shareholders' notes totaled $243,547 at September 30, 2002. Interest on the notes commenced on October 1, 2001 at rates ranging from ten to fifteen percent. Interest expense totaled $42,233 and $-0- for the years ended September 30, 2002 and 2001, respectively. Accrued interest payable totaled $42,233 at September 30, 2002. The promissory notes are due on demand.

Notes to Consolidated Financial Statements

(3) Property and Equipment

Property and equipment consisted of the following at September 30, 2002:

Office equipment	$	2,444
Computer equipment		52,312
Computer software		2,280
Furniture and fixtures		9,659
		66,695
Less accumulated depreciation		(41,165)
	$	25,530

Depreciation expense totaled $10,841 and $16,191 for the years ended September 30, 2002 and 2001, respectively.

(4) Equipment Under Capital Lease

Equipment consisted of the following at September 30, 2002:

Computer equipment	$	20,487
Less accumulated depreciation		(9,105)
	$	11,382

Depreciation expense totaled $5,708 and $3,517 for the years ended September 30, 2002 and 2001, respectively.

(5) Capital Lease Obligations

The Company had the following capital lease at September 30, 2002:

Capital lease, due in monthly installments of $1,139, net of imputed interest, maturing August 2004, collateralized by equipment	$	13,838
Less current maturities		(6,835)
	$	7,003

Maturities on the capital lease obligation, subsequent to September 30, 2002, are as follows:

September 30,		
2003	$	6,835
2004		7,003
	$	13,838

Notes to Consolidated Financial Statements

(6) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at September 30, 2002.

Common Stock

During June 2002, the Company sold 100,000 shares of its common stock for $94,590 (CDN$150,000; CDN$1.50 per share).

During the year ended September 30, 2002, the Company issued 70,213 shares of its common stock to unrelated third parties as payment for account payables related to consulting services. The shares issued in the transaction were valued based on the value of the services rendered. The Company's payables were reduced by $39,754 as a result of the stock transactions.

During March 2002, the Company issued 1,000,000 shares of its common stock to a shareholder as payment against a promissory note. The Company's debt was reduced by $493,760 as a result of the stock transaction (see Note 2).

Common Stock Options

The following schedule summarizes the Company's stock option activity:

	Options Outstanding and Exercisable		Weighted Average
	Number of Shares	Exercise Price Per Share	Exercise Price Per Share
Balance at September 30, 2000...........	126,290	$0.06	$ 0.06
Options granted................................	215,000	$0.57 to $1.00	$ 0.60
Options exercised.............................	-	-	$ -
Options canceled..............................	-	-	$ -
Balance at September 30, 2001...........	341,290	$0.06 to $1.00	$ 0.40
Options granted................................	1,200,000	$0.30 to $0.57	$ 0.53
Options exercised.............................	-	-	$ -
Options expired................................	-	-	$ -
Balance at September 30, 2002...........	1,541,290	$0.06 to $1.00	$ 0.50

Notes to Consolidated Financial Statements

Stock options - employees

During the year ended September 2002, the Company granted 1,200,000 options to employees. The options carry exercise prices ranging from $.30 to $.57 per share and expire on April 1, 2008. The Company's common stock had no market value on the date of grant. The weighted average exercise price and weighted average fair value of the options as of September 30, 2002 were $.53 and $-0-, respectively.

During the year ended September 2001, the Company granted 200,000 options to an employee. The options carry an exercise price of $.57 per share and expire on March 1, 2004. The Company's common stock had no market value on the date of grant. The weighted average exercise price and weighted average fair value of the options as of September 30, 2001 were $.57 and $-0-, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for the granted stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate...	2.00%
Dividend yield..	0.00%
Volatility factor...	0.00%
Weighted average expected life...	3 years

Because the Company's common stock had no market value, there was no pro forma effect on net income or earnings per share through September 30, 2002.

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. However, the Company has presented the pro forma net loss and pro forma basic and diluted loss per common share using the assumptions noted above.

Stock options - non-employees

During the year ended September 30, 2001, the Company granted a consultant options to purchase 15,000 shares of the Company's common stock. The options carry an exercise price of $1.00 per share. The Company determined the fair value of the options at $-0- per share in accordance with SFAS 123.

Notes to Consolidated Financial Statements

(7) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended September 30,	
	2002	**2001**
U.S. federal statutory graduated rate.....................	34.00%	34.00%
Net operating loss for which no tax		
benefit is currently available.............................	-34.00%	-34.00%
	0.00%	0.00%

At September 30, 2002, deferred tax assets consisted of a net tax asset of $641,695, due to operating loss carryforwards of $1,920,092, which was fully allowed for, in the valuation allowance of $641,695. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended September 30, 2002 and 2001 totaled $139,355 and $277,763, respectively. The current tax benefit also totaled $139,355 and $277,763 for the years ended September 30, 2002 and 2001, respectively. The net operating loss carryforwards expire through the year 2022.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

(8) Subsequent Event

On May 27, 2003, the Company exchanged 100 percent (19,016,658 shares) of its issued and outstanding common stock for 19,016,658 shares of the common stock of The American West.com, Inc. ("American West") and the two companies merged. This acquisition has been treated as a recapitalization of the Company, with American West the legal surviving entity. Since American West had, prior to the recapitalization, minimal assets and no operations, the recapitalization has been accounted for as the sale of 19,016,658 shares of the Company's common stock for the net liabilities of American West.

Following the merger, the former shareholders of the Company owned 86.7 percent of the newly merged company and its name was changed to WordLogic Corporation.

Exhibits

Exhibit (2) – Agreement and Plan of Reorganization - Dated March 11, 2003 is attached and incorporated into this current report.

Signatures

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be singed on its behalf by the undersigned hereunto duly authorized.

            WordLogic Corporation
            (formerly The American West.com, Inc.)

           By: \s\ Frank R. Evanshen, President
              Frank R. Evanshen, President

Date: August 1, 2003